SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 *)




                          Capital Exchange Fund, Inc.

                               (Name of Issuer)



                                 Common Stock

                        (Title of Class of Securities)



                                   140105107

                                (CUSIP Number)




      Check the following box if a fee is being paid with this
      statement.  [   ]


1.    Name of Reporting Person(s)
                                                CoreStates Financial Corp
      SSN or IRS Identification
      No(s) of Above Person(s)                  23-1899716

2.    Check the Appropriate Box
      If a Member of a Group
      (See Instructions)                        [  X  ]

3.    SEC Use Only

4.    Citizenship or Place of
      Organization                              Pennsylvania

Number of Shares Beneficially
Owned by Each Reporting Person With

      5.    Sole Voting Power                         *

      6.    Shared Voting Power                       *

      7.    Sole Dispositive Power                    *

      8.    Shared Dispositive Power                  *

9.    Aggregate Amount Beneficially
      Owned by Each Reporting Person                  *

10.   Check if the Aggregate Amount
      in Row 9 Excludes Certain
      Shares (See Instructions)

11.   Percent of Class Represented by
      Amount in Row 9                                 *

12.   Type of Reporting Person(s)
      (See Instructions)                              HC-BK


* -   Items 5-9 and 11 have been left blank in accordance with provisions of
      Item 4 of Schedule 13G because this statement is being filed to report that, as of December 31, 1993, the reporting person has ceased to be a beneficial owner of more than five percent of the class securities.


Item 1.

      (a)   Name of Issuer                Capital Exchange Fund, Inc.

      (b)   Address of Issuer's Principal Executive Offices

                              c/o Shareholders Services Group - Transfer Agent Eaton Vance Group of Funds
                              Post Office Box 1559
                              Boston, Massachusetts  02104


Item 2.

      (a)   Name of Person Filing:              CoreStates Financial Corp

      (b)   Address of Principal Business Office or, if none, Residence

                                                Broad & Chestnut Streets
                                                Philadelphia

      (c)   Citizenship                         Pennsylvania

      (d)   Title of Class of Securities

      (e)   CUSIP Number                        140105107


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

      (a)   [ ]   Broker or dealer registered under Section 15 of the Act.

      (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act.

      (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the Act.

      (d)   [ ]   Investment Company registered under Section 8 of the
                  Investment Company Act.

      (e)   [ ]   Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940.

      (f)   [ ]   Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee Retirement Income Security Act of
                  1974, or Endowment Fund

      (g)   [X]   Parent Holding Company, in accordance with Section
                  240.13d-1(b)(1)(ii)(H)

      (h)   [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


Item 4.     Ownership

      As of December 31, 1993, the reporting person filing this statement through its wholly owned subsidiary, CoreStates Bank, N.A., beneficially owned the following amounts and percentages of securities of the above named issuer:

      (a)   Amount Beneficially Owned

      (b)   Percent of Class

      (c)   Number of shares as to which such person has the:

            (i)   sole power to vote or
                  to direct the vote

            (ii)  shared power to vote or
                  to direct the vote

            (iii)sole power to dispose or
                  to direct the disposition of

            (iv)  shared power to dispose or
                  to direct the disposition of


Item 5.     Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
            [ X ]


Item 6.     Ownership of More than Five Percent on Behalf of Another Person


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

                        CoreStates Bank, N.A., a bank as defined in Section 3(a)(6) of the Act.

Item 8.     Identification and Classification of Members of the Group   N/A


Item 9.     Notice of Dissolution of Group                              N/A


Item 10.    Certification


      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



      Date: February 10, 1994


      Mark Stalnecker, Executive Vice President